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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

BioMimetic Therapeutics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
09064X101
(CUSIP Number)
Thorkil Kastberg Christensen
Novo A/S
Krogshojvej 41
Bagsvaerd, Denmark DK-2880
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 9, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09064X101

1	NAMES OF REPORTING PERSONS NOVO A/S

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Denmark

	7	SOLE VOTING POWER

NUMBER OF		3,326,159*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,326,159*

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,326,159*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Thomas Dyrberg, a partner of Novo A/S, resigned as a member of the board of directors of BioMimetic Therapeutics, Inc. effective June 21, 2007. Dr. Dyrberg disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein arising as a result of his engagement with Novo A/S. The board of directors of Novo A/S has sole voting and investment control over these shares. The board of directors of Novo A/S is comprised of Ulf J. Johansson, Jorgen Boe, Goran Ando and Hans Werdelin, none of whom has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of the shares held by Novo A/S.

SCHEDULE 13D
This Amendment No. 4 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed with the Securities and Exchange Commission by Novo A/S on March 20, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on July 9, 2007, Amendment No. 2 to the Schedule 13D filed on May 20, 2008 and Amendment No. 3 to the Schedule 13D filed on June 26, 2008 (the Schedule 13D, as amended, is referred to herein as “Schedule 13D”).
Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in Schedule 13D.
The following Items of the Schedule 13D are hereby amended as follows:
Item 3 — Source and Amount of Funds or Other Consideration
Item 3 is hereby amended by adding the following:
On July 7, 2008, Novo A/S purchased 5,146 shares of Issuer common stock. The aggregate purchase price was $56,606.00.
On August 27, 2008, Novo A/S purchased 7,300 shares of Issuer common stock. The aggregate purchase price was $80,089.16.
On August 28, 2008, Novo A/S purchased 1,700 shares of Issuer common stock. The aggregate purchase price was $18,526.00.
On August 29, 2008, Novo A/S purchased 10,202 shares of Issuer common stock. The Aggregate purchase price was $111,236.97.
On September 2, 2008, Novo A/S purchased 10,000 shares of Issuer common stock. The aggregate purchase price was $107,968.27.
On September 3, 2008, Novo A/S purchased 18,100 shares of Issuer common stock. The aggregate purchase price was $197,390.88.
On September 4, 2008, Novo A/S purchased 78,407 shares of Issuer common stock. The aggregate purchase price was $817,899.02.
On September 5, 2008, Novo A/S purchased 24,700 shares of Issuer common stock. The aggregate purchase price was $254,912.85.
On September 8, 2008, Novo A/S purchased 20,000 shares of Issuer common stock. The aggregate purchase price was $208,771.99.
On September 9, 2008, Novo A/S purchased 172 shares of Issuer common stock. The aggregate purchase price was $1,800.84.
The purchase price paid by Novo A/S for the July 7, 2008, August 27, 2008, August 28, 2008, August 29, 2008, September 2, 2008, September 3, 2008, September 4, 2008, September 5, 2008, September 8, 2008 and September 9, 2008 transactions came from the working capital.

Item 5 — Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a) Based upon 18,581,855 shares of Issuer common stock outstanding on August 7, 2008 (according to information provided by the Issuer in its SEC filings), Novo A/S beneficially owns 3,326,159 shares of Issuer common stock, which constitute approximately 17.9% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).
Except as described in this Schedule 13D, none of the persons or entities listed on Schedule I beneficially owns any common stock of the Issuer.
(b) Novo A/S holds the sole power to direct the vote as to, and to direct the disposition of, 3,326,159 shares of Issuer common stock.
Except as described in this Schedule 13D, none of the persons or entities listed on Schedule I has the power to direct the vote as to, or the disposition of, any common stock of the Issuer.
(c) Except as set forth in this Schedule 13D, Novo A/S has not effected any transactions in Issuer common stock within the past 60 days and none of the persons or entities listed on Schedule I has effected any transactions in Issuer common stock within the past 60 days.
(d) Novo A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Issuer common stock beneficially owned by the Reporting Persons.
(e) Not applicable.

SCHEDULE 13D
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Novo A/S

September 18, 2008

Date

/s/ Thorkil Kastberg Christensen

Signature

Thorkil Kastberg Christensen
Chief Financial Officer
Novo A/S

Name/Title